Exhibit 2.1

Minco Gold Announces Intention to Terminate SEC Reporting Obligations

VANCOUVER, Oct. 16, 2018 /CNW/ - Minco Gold Corporation (the "Company" or "Minco Gold") (TSX-V: MMM; OTCQX: MGHCF; FSE: MI5) announces that it intends to voluntarily file a Form 15 with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The termination will become effective 90 days after the date of filing of the Form 15 with the SEC, or within such shorter period as the SEC may determine. Upon filing of the Form 15, the Company's reporting obligations under the Exchange Act will be immediately suspended.

The Company's board of directors is of the view that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by Minco Gold from maintaining its registration.

Minco Gold's common shares will continue to trade on the TSX Venture Exchange: MMM, the OTCQX Market: MGHCF and on the Frankfurt Stock Exchange: MI5, and the Company will continue to meet its Canadian continuous disclosure obligations through filings with applicable Canadian securities regulators. All of the Company's filings can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and also on the Company's website www.mincogold.com.

ON BEHALF OF THE BOARD
"Ken Leigh"
President

About Minco Gold

Minco Gold Corporation (TSXV: MMM; OTCQX: MGHCF; FSE: MI5) is a Canadian company focused on identifying high-quality investment opportunities, primarily in publicly traded and privately held corporations as well as direct ownership stakes in resource projects. The Company owns 11 million shares of Minco Silver Corporation. For more information on Minco Gold, please visit the website at www.mincogold.com or contact Jennifer Trevitt at (604)-688-8002 or pr@mincomining.ca.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Minco Gold Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2018/16/c4958.html

%CIK: 0001020825

For further information: 2060 - 1055 W. Georgia St., Vancouver, BC, Canada V6E 3R5, Tel: (604)688-8002, Fax: (604)688-8030, Toll Free: (888)288-8288, E-mail: pr@mincomining.ca, Website: www.mincogold.com

CO: Minco Gold Corporation

CNW 17:28e 16-OCT-18